UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Power Poll LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Tennessee

    Date of organization
    September 10, 2014

Physical address of issuer
110 29th Ave. N., Ste. 304, Nashville, TN USA 37203

Website of issuer
https://www.powerpoll.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
May 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$16,236	$111,956
Cash & Cash Equivalents	$236	$29,067
Accounts Receivable	$16,000	$19,000
Short-term Debt	$96,881	$56,823
Long-term Debt	$0	$0
Revenues/Sales	$228,031	$124,706
Cost of Goods Sold	$16,345	$0
Taxes Paid	$0	$0
Net Income	$-112,965	$-45,841

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 15, 2021

Power Poll LLC



Up to $500,000 of Crowd Notes

Power Poll LLC ("Power Poll", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 29, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $375,000 under the Combined Offerings (the "Closing Amount") by May 29, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 14, 2021 will be permitted to increase their subscription amount at any time on or before May 29, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 14, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 29, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website a https://www.powerpoll.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/power.poll

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Power Poll LLC is a Tennessee Limited Liability company formed on September 10, 2014.

The Company is located at 110 29th Ave. N., Ste. 304, Nashville, TN USA 37203.

The Company's website is https://www.powerpoll.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/power.poll and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	May 29, 2021
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has conducted Related Party Transactions. Bruce Dobie is the Managing Member and owner of Dobie Media and the Company. During 2019, Dobie Media verbally agreed to sublease its rented business premises to the Company until the Company could renegotiate the lease with the third-party owner or until the lease expired for Dobie Media on December 31, 2020. Rent expense to Dobie Media was $24,411 and $4,870 for years ended December 31, 2020 and 2019, respectively.

The Company had a notes receivable amounting to $0 and $63,889 as of December 31, 2020 and 2019, respectively, from Dobie Media which was forgiven and distributed out to partners during 2020.

Members from time to time may advance the Company money for operations which is payable within six months of the advance. If the advance is outstanding greater than one year, the Company is required to pay interest at the rate 12% until the advance is paid in full. During the years ended December 31, 2020 and 2019, the amount of advance outstanding is $18,410 and $5,489.

The Company's Board does not hold regular board meetings. Though the Company is not legally required to hold regular board meetings and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. The Company has stated that they hold irregular board meetings and retain minutes to provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offering from 2015. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered

under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $3,500,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than March 26, 2021 will be issued Tier 1 Notes, which have a valuation cap of $2,800,000. Investors that have their subscription received after March 26, 2021 will be issued Tier 2 Notes, which have the evaluated valuation cap of $3,500,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the applicable valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on the applicable valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on the applicable valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Power Poll is a non-partisan survey, news, and information company focused on the thoughts, opinions, and beliefs of influential and powerful people. Power Poll builds email lists of influential elected officials, non-profit heads, business CEO's, grassroots organizers, and others who constitute the diverse leadership umbrella in a typical city. It asks them questions about important issues, and then publishes the results. Power Poll has built lists in industry verticals but is focused in its early phase on cities.

Business Plan

Power Poll is operational in 19 U.S. cities. It aspires to roll out polls in the top 300 U.S. cities in 24 months. Revenue of the company has come from paid sponsorships. Companies want association with Power Poll's blue-chip audience. Sponsored poll questions (in which questions can be asked of our audience for a fee) have also generated revenue.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.17% of the proceeds, or $38,125, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales & Business Development	35%	35%	40%
Technology	25%	25%	30%
Editorial	15%	15%	11%
Market Correspondents	15%	15%	11%
Accounting/G&A	10%	10%	8%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Brewster Dobie	Chief Executive Officer	CEO of Power Poll; Responsible for all financial and administrative oversight of the company.
Kirk Davis	Executive Chairman of the Board	Executive Chairman of Power Poll; Responsible for traditional board chairman duties and strategic advice.
Travis Graham	Chief Technology Officer	CTO of Power Poll; Responsible for all technology, coding, and related issues.
Perry Del Favero	Chief Product Officer	CPO of Power Poll; Responsible for all product oversight and customer relations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class A Membership Interests	98.383	Yes	No	N/A	65.1%	N/A
Class C Membership Interests	52.782	Yes	No	N/A	34.9%	N/A

The Company has the following debt outstanding:

During 2020, the Company applied and received a loan in the amount of $6,641 from a bank under the CARES Act due to the COVID pandemic. The Company also applied for loan forgiveness which was approved subsequent year-end.

Ownership
There is only one owner holding more than 20% of the Company. That individual is Bruce Dobie.

Name	Number and type/class of security held	Percentage ownership
Bruce Dobie	73.756 Class A Membership Interests	48.7917%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Power Poll, LLC fka Nashville Banner LLC ("the Company") is a closely held limited liability company formed in the State of Tennessee on September 10, 2014. The company provides non-partisan surveys, news, and information focused on the thoughts, opinions, and beliefs of influential people. It builds email lists of powerful and influential people in U.S. cities, asks them questions about important issues, and then publishes the results.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $13,957 in cash on hand as of March 12, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	December 2015	4(a)(b)	Common Equity	$150,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, or the applicable valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,500,000 valuation cap, or the applicable valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $375,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Bruce Dobie was the President, CEO, and Board Chairman of Dobie Media (while active), and is the Managing Member of Power Poll LLC. During 2019, Dobie Media verbally agreed to sublease its rented business premises to the Company until the Company could renegotiate the lease with the third-party owner or until the lease expired for Dobie Media on December 31, 2020. Rent expense to Dobie Media was $24,411 and $4,870 for years ended December 31, 2020 and 2019, respectively.

The Company had a notes receivable amounting to $0 and $63,889 as of December 31, 2020 and 2019, respectively, from Dobie Media which was forgiven and distributed out to partners during 2020.

Members from time to time may advance the Company money for operations which is payable within six months of the advance. If the advance is outstanding greater than one year, the Company is required to pay interest at the rate 12% until the advance is paid in full. During the years ended December 31, 2020 and 2019, the amount of advance outstanding is $18,410 and $5,489.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Bruce Dobie
_____
(Signature)

Bruce Dobie
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bruce Dobie
_____
(Signature)

Bruce Dobie
_____
(Name)

CEO, principal executive officer, principal financial officer, controller and/or principal accounting officer
_____
(Title)

March 15, 2021
_____
(Date)

/s/Kirk Davis
_____
(Signature)

Kirk Davis
_____
(Name)

Executive Chairman of the Board
_____
(Title)

March 15, 2021
_____
(Date)

/s/Travis Graham

(Signature)

Travis Graham

(Name)

Chief Technology Officer

(Title)

March 15, 2021

(Date)

/s/Perry Del Favero

(Signature)

Perry Del Favero

(Name)

Chief Product Officer

(Title)

March 15, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



POWER POLL, LLC
(A Tennessee Limited Liability Company)

FINANCIAL REPORT
December 31, 2020 and 2019
(unaudited)

POWER POLL, LLC

FINANCIAL REPORT
December 31, 2020 and 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Board of Managers
Power Poll, LLC
Nashville, Tennessee

We have reviewed the accompanying financial statements of Power Poll, LLC fka Nashville Banner, LLC ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington
March 9, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

POWER POLL, LLC
BALANCE SHEETS
December 31, 2020 and 2019
(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 236	$ 29,067
Accounts receivable, net	16,000	19,000
Note receivable-related party, current portion	-	63,889
Total current assets	16,236	111,956
Total assets	$ 16,236	$ 111,956
Liabilities and members' equity (deficit)		
Current liabilities		
Accounts payable and accrued expenses	$ 34,080	$ -
Deferred revenue	37,750	51,334
Advances - related party	18,410	5,489
Note payable, current	6,641	-
Total current liabilities	96,881	56,823
Total liabilities	96,881	56,823
Commitments and contingencies	-	-
Total members' equity (deficit)	(80,645)	55,133
Total liabilities and members' equity (deficit)	$ 16,236	$ 111,956

The accompanying notes are an integral part of these financial statements.

2

POWER POLL, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY (DEFICIT)
(For the Years Ended December 31, 2020 and 2019)
(unaudited)

	2020	2019
Revenue	$ 228,031	$ 124,706
Cost of Sales	16,345	-
Gross Profit	211,686	124,706
Operating expenses		
Contractor expenses	84,226	101,017
Payroll and related expenses	152,745	44,188
General and administrative	51,183	13,426
Rent	24,411	4,870
Professional fees	5,856	6,944
Travel	2,343	1,087
Total operating expenses	320,764	171,532
Loss from operations	(109,078)	(46,826)
Other income (expense)		
Interest income	-	985
Interest expense	(3,887)	-
Total other income (expense)	(3,887)	985
Net loss	$ (112,965)	$ (45,841)
Changes in members' equity (deficit)		
Beginning members' equity	$ 55,133	$ 83,211
Capital contributions	16,807	17,763
Distributions to members	(39,620)	-
Net loss	(112,965)	(45,841)
Ending members' equity (deficit)	$ (80,645)	$ 55,133

The accompanying notes are an integral part of these financial statements.

POWER POLL, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019
(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (112,965)	$ (45,841)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Membership units issued for services	16,807	17,763
Changes in operating assets and liabilities:		
Accounts receivables	3,000	(18,000)
Accounts payable and accrued expenses	32,605	(1,029)
Accrued interest	1,475	-
Deferred revenue	(13,584)	51,334
Net cash provided (used) by operating activities	(72,662)	4,227
Cash flows from financing activities		
Proceeds on notes payable	6,641	-
Payments received on notes receivable	24,269	13,889
Proceeds on advances-related party	52,897	12,000
Payments on advances - related party	(39,976)	(16,882)
Net cash provided by financing activities	43,831	9,007
Net increase (decrease) in cash and cash equivalents	(28,831)	13,234
Cash and cash equivalents, beginning	29,067	15,833
Cash and cash equivalents, ending	$ 236	$ 29,067
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Non-Cash financing activities		
Forgiveness of notes receivable through distribution	$ 39,620	$ -

The accompanying notes are an integral part of these financial statements.

POWER POLL, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019
(unaudited)

Note 1. Organization and Nature of Operations

Power Poll, LLC fka Nashville Banner LLC ("the Company") is a closely held limited liability company formed in the State of Tennessee on September 10, 2014. The company provides non-partisan survey, news, and information focused on the thoughts, opinions, and beliefs of influential people by building email lists of powerful and influential people in U.S. cities, asks them questions about important issues, and then publishes the results.

Note 2. Summary of Significant Accounting Policies

The summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of The Company's' management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company maintains its tax records on the cash basis with a fiscal year ending December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Actual results may differ from estimated amounts.

Income Taxes
The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Tennessee and Delaware state jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return being filed.

Cash and Cash Equivalents
All short-term deposits and investments with an original maturity of three months or less are considered to be cash and cash equivalents. Occasionally, the Company has cash balances in excess of federally insured limits.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances.

POWER POLL, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019
(unaudited)

Management records probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on assessment of the status of individual accounts.

Balances that are still outstanding after management has used reasonable collection efforts are written off against the valuation allowance. As of December 31, 2020 and 2019, the Company determined no allowance deemed necessary.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly and annual subscriptions to the services provided on the Company's website. Revenue from these subscriptions is recognized over the term of the purchased subscription.

Concentrations
During the years ended December 31, 2020 and 2019, the Company had two customers that made up approximately 75% of revenue.

Revenue Recognition
Revenue from contracts is recognized as earned based on the terms of the contract (which are generally fee-for-service arrangements based on ads and polls provided).

Advertising costs
The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $16,814 and $814 in advertising costs, respectively, recorded under the heading General and administrative' in the statements of operations and changes in members' equity (deficit).

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company issued memberships units and recognized expense immediately due to being considered fully vested when issued.

Subsequent Events
Management has considered subsequent events through March 9, 2021, the date these financial statements were available to be issued and noted the below events to be disclosed.

As of March 2021, the Company is in negotiations with a third-party Company to rent office space.

Note 3. Going Concern

POWER POLL, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019
(unaudited)

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant losses from inception of approximately $(403,366) which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 4. Related Party Transactions
Bruce Dobie is the Managing Member and owner of Dobie Media and the Company.

During 2019, Dobie Media verbally agreed to sublease its rented business premises to the Company until the Company could renegotiate the lease with the third-party owner or until the lease expired for Dobie Media on December 31, 2020. Rent expense to Dobie Media was $24,411 and $4,870 for years ended December 31, 2020 and 2019, respectively.

The Company had a notes receivable amounting to $0 and $63,889 as of December 31, 2020 and 2019, respectively, from Dobie Media which was forgiven and distributed out to partners during 2020, see Note 5.

Members from time to time may advance the Company money for operations which is payable within six months of the advance. If the advance is outstanding greater than one year, the Company is required to pay interest at the rate 12% until the advance is paid in full. During the years ended December 31, 2020 and 2019, the amount of advance outstanding is $18,410 and $5,489, respectively, and are recorded under "Advances - related party' on the balance sheets.

Note 5. Members' Equity
The Company has three classes, A, B, and C identified for membership units. All classes have voting rights and share in the income and losses of the Company based on percentage of ownership. However, distributions for class C cannot occur until all of class A and B have been fully distributed.

During the years ended December 31, 2020 and 2019, the Company issued 9 and 8 units of class C for previous services rendered in the amount of $16,807 and 17,763, respectively.

During 2020, the outstanding balance on notes receivable totaling $39,620 from related party, see Note 4, was forgiven and distributed out through distributions of class A membership units.

Note 6. Note Payable

POWER POLL, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019
(unaudited)

During 2020, the Company applied and received loan in the amount of $6,641 from a bank under the CARES Act due to the COVID pandemic. The Company also applied for loan forgiveness which was approved subsequent year-end.

Note 7. Operating Lease
The Company leases certain office space to be used in operations from a related party, see Note 4. The lease agreement expired on December 31, 2020.

EXHIBIT C

PDF of SI Website



power poll
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March 5, 2021

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Civic engagement platform targeting influential people across the nation to drive change

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Minimum	Valuation cap	Security Type

INVEST IN POWER POLL, LLC

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Website: https://www.powerpoll.com

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
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Company Highlights

- Active in 19 U.S. cities, which is over four times its coverage at the beginning of 2019
- Aggregated an email list of over 10,000 influential and prominent citizens in these 19 markets, and has an average response rate of over 25% across its email surveys
- Revenue grew over 82% from $124k+ in 2019 to $228k+ in 2020 (unaudited)
- Built by industry veterans: Executive Chairman of the Board is the former CEO of GateHouse Media, former COO of New Media Investment Group, and on the Board of Directors of the Associated Press; Founder and CEO previously founded alternative newsweekly the Nashville Scene which became part of Village Voice Media and was later acquired.
- Notable partners include The Atlanta Journal-Constitution, the Austin American-Statesman, the Palm Beach Post, and numerous other established media outlets

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $375,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $2,800,000 before Mar 27, 2021
- Valuation Cap Schedule: See Full Schedule

Power Poll is a civic engagement platform that surveys some of the most powerful people in the nation. The answers provide a path forward in the most divided of times, leading to critical consensus and constructive change.

Power Poll is a non-partisan survey, news, and information company focused on the thoughts, opinions, and beliefs of influential and powerful people. Power Poll builds email lists of influential elected officials, non-profit heads, business CEO's, grassroots organizers, and others who constitute the diverse leadership umbrella in a typical city. It asks them questions about important issues, and then publishes the results. Power Poll has built lists in industry verticals but is focused in its early phase on cities.

Power Poll is operational in 19 U.S. cities. It aspires to roll out polls in the top 300 U.S. cities in 24 months. Revenue of the company has come from paid sponsorships. Companies want association with Power Poll's blue-chip audience. Sponsored poll questions (in which questions can be asked of our audience for a fee) have also generated revenue.

Power Poll partners with well-known media outlets and knowledgeable journalists to help develop the member lists, write the monthly Power Poll survey questions, and summarize the results in well-crafted news stories. Power Poll is committed to becoming an influential company targeting the nation's leading citizens who shape the discussion of the world in which we live. Once we are in enough cities, we plan to be deeply engaged with approximately 250,000 of the most powerful people in the United States.

Power Poll members love Power Poll. Response rates to Power Poll surveys are over 25%. Because they occupy positions of leadership and influence, Power Polls produce actionable results that provide a fascinating glimpse into what communities are thinking and where they want to go. Our members make things happen.

Power Poll leaders run our cities, our states, and our nation. Power Poll knows what they're thinking, which leads to consensus, progress, and community.

Gallery





powerpoll.
Travis Graham
AREAS, POLLS, & EVENTS
Areas
Comments
Events
Polls
Upcoming Actions
MEMBERS & ORGANIZATIONS
Fix Member Problems
Import From File
Members
Organizations
OTHER
Ad Campaigns
Ad Creatives
Email Blasts & Templates
Marketplace Items
Newsroom Articles
REPORTS
Invitation Tree Report
My Account
My Account
Areas, Polls, & Events
Areas
Comments
Events
Polls
Upcoming Actions
Members & Organizations
Fix Member Problems
Import From File
Members
Organizations
Other
Ad Campaigns
Ad Creatives
Email Blasts & Templates
Marketplace Items
Newsroom Articles

Power Poll Administration Dashboard.

The Power Poll Dashboard offers everything that our Correspondents and Administrators need to run their Power Poll market(s), including utilities to manage Power Poll Members and organizations, create polls and events, manage Member comments, manage Sponsorships, and more.

Media Mentions



AJC Atlanta. News. Now.

Austin American-Statesman

nola.com

Henrico Citizen

Idaho Press Local News Worth Holding

Nashville Scene

NewsChannel 5 Nashville

Tennessean.

The Palm Beach Post

The Team

Founders and Officers



Bruce Dobie

CHIEF EXECUTIVE OFFICER

Bruce Dobie is the CEO and Founder of Power Poll, LLC. From 1983 to 1989, Dobie was a political reporter at the Nashville Banner. In 1989, he and a partner started an alternative newsweekly, the Nashville Scene. While editor, the newspaper won numerous journalism awards. Ten years later, Dobie and his partner partnered with Goldman Sachs and two other private equity groups, leading to the purchase of Village Voice Media for $160 million. After departing Village Voice Media, Dobie founded the event and entertainment listings site eviesays.com, which partnered with hundreds of media outlets and was sold in June 2020. Dobie has been quoted widely about media and politics in publications and television news programs that include The Wall Street Journal, the New York Times, the American Journalism Review, CNN, CBS, MSNBC, and more.



Kirk Davis

EXECUTIVE CHAIRMAN OF THE BOARD

Kirk Davis is a transformational, entrepreneurially nimble C-level media executive who is the former CEO of GateHouse Media and COO of New Media Investment Group, a publicly traded entity where he deployed $2.5B in capital to acquire 37 companies. He currently serves as non-executive director of The Associated Press. Before joining GateHouse, he had led two successful back-to-back turnarounds for private equity investors that collectively resulted in successful divestitures. He also built a private media enterprise over 17 years which comprised digital marketing services, magazines, newspapers, signage creation, and original events.



Travis Graham

CHIEF TECHNOLOGY OFFICER

Travis Graham is the company's Chief Technology Officer. Travis oversees the design, development, and operation of the Power Poll application and its cloud-based infrastructure. Before joining Power Poll, Travis was Chief Technology Officer at EvieSays, a calendar aggregation service that served over 1.3 billion page views annually through 500 media partners in the news, radio, magazine, and television industries throughout the United States. Travis also spent 13 years at Sitemason, Inc. whose product, Sitemason, was an early content management and development platform. Travis earned a Bachelor of Science degree in Computer Science from Vanderbilt University.



Jon Sofield

ADVISOR

Jon Sofield is a top-level advisor and board member of numerous digital media enterprises. From January 2019 – January 2020, Jon was the managing director of Upcurve, a subsidiary of GateHouse Media. Prior to that, Jon worked at Google for eight years as Senior Manager/New Partnership SMB and was vice chairman of the board of the Local Search Association.



Perry Del Favero

CHIEF PRODUCT OFFICER

Perry Del Favero is the company's Chief Product Officer, responsible for product implementation, content management, and technical support. Previously, Perry was the Editorial and Content Director at EvieSays, where she held similar responsibilities for that company's more than 500 media partners across the country.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $375,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $2,800,000 no later than Mar 26, 2021
	US $3,500,000 Final
Interest rate:	4.0%
Note term:	24 months

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Power Poll has set an overall target minimum of US $375,000 for the round, Power Poll must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Power Poll's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Sales & Bus. Developm...   ● Technology   ● Editorial   ● Sales & Bus. Developm...   ● Technology   ● Editorial

● Market Correspondents   ● Accounting/G&A   ● Market Correspondents   ● Accounting/G&A

Investor Perks

All investors are invited to:

- Participate in a demo of Power Poll's backend technology by Power Poll's Chief Product Officer
- Participate in Power Poll zoom chats with prominent figures in the community
- Nominate an unlimited number of individuals for membership to Power Poll
- Nominate 10 members to be on the Power Poll in their city
- Nominate a curator of the Power Poll in their city
- Receive 50% off advertising promoting their business or service in a Power Poll market

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Power Poll, LLC's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $150,000
Closed Date	Dec 31, 2015
Security Type	Common Equity
Pre-Money valuation	US $3,000,000

Market Landscape

The competitive landscape is fractured, limited, and shallow. Individual publications often publish "most powerful people" lists in varying categories. Variety, the movie magazine, for instance, publishes an annual Most Powerful in Hollywood list. Vanity Fair also annually publishes a most powerful in technology and media list. Various local newspapers on occasion publish most powerful city lists.

None query these lists of powerful individuals about what's on their minds. The lists are just lists; they are published, and that's it. There's no dialogue and engagement with the list.

Closer to Power Poll, Politico, the online political news publication, published in 2016 a survey of insider politicos in Iowa and New Hampshire. The insider politicos on their survey list numbered several dozen. It has since gone away.

In terms of traditional polling companies, the competition is massive, but traditional polling companies do not target our audience. Polling companies query thousands of people, usually voters who intend to vote, via cell phone and landline. These pollsters tell us they are often asked to poll only influencers by their clients, but they do not have those lists readily available, which is where we come in.

We know of no other company that is trying to assemble a list of influential, significant, powerful people in the United States, in order to engage them. A civic engagement platform with our nation's leaders is something we have not been able to find. We welcome anyone who is able to locate something similar.

Risks and Disclosures

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has conducted Related Party Transactions. Bruce Dobie is the Managing Member and owner of Dobie Media and the Company. During 2019, Dobie Media verbally agreed to sublease its rented business premises to the Company until the Company could renegotiate the lease with the third-party owner or until the lease expired for Dobie Media on December 31, 2020. Rent expense to Dobie Media was $24,411 and $4,870 for years ended December 31, 2020 and 2019, respectively.

The Company had a notes receivable amounting to $0 and $63,889 as of December 31, 2020 and 2019, respectively, from Dobie Media which was forgiven and distributed out to partners during 2020.

Members from time to time may advance the Company money for operations which is payable within six months of the advance. If the advance is outstanding greater than one year, the Company is required to pay interest at the rate 12% until the advance is paid in full. During the years ended December 31, 2020 and 2019, the amount of advance outstanding is $18,410 and $5,489.

The Company's Board does not hold regular board meetings. Though the Company is not legally required to hold regular board meetings and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. The Company has stated that they hold irregular board meetings and retain minutes to provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offering from 2015. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
› 🗀 Financials (2 files)	Dec 1, 2020	Folder
› 🗀 Fundraising Round (1 file)	Dec 1, 2020	Folder
› 🗀 Investor Agreements (1 file)	Dec 1, 2020	Folder
› 🗀 Miscellaneous (4 files)	Dec 1, 2020	Folder

Join the Conversation

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Power Poll, LLC

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Power Poll, LLC. Once Power Poll, LLC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Power Poll, LLC in exchange for your securities. At that point, you will be a proud owner in Power Poll, LLC.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Power Poll, LLC has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Power Poll, LLC does not plan to list these securities on a national exchange or another secondary market. At some point Power Poll, LLC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Power Poll, LLC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Power Poll, LLC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Power Poll, LLC's Form C. The Form C includes important details about Power Poll, LLC's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

March 5, 2021



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2

powerpoll.

What is Power Poll?

Power Poll is a civic engagement platform targeting the most influential people across the nation in order to drive change.

In concert with our local media partners, and with support from our brand sponsors, we survey, hold conversations with, and engage the people who run our cities, our states, and our nation.

We make public what America's leadership class is thinking and bring solutions and understandings to problems and challenges.

powerpoll.

The Power Poll Team

We are local media veterans with a combined 60 years running multi-million dollar news organizations. We have spent our careers building and overseeing the sales, editorial, technology, financial and legal sectors of major media groups.



Kirk Davis

Executive Chairman of the Board

Kirk is the former CEO of GateHouse Media and COO of New Media Investment Group, a publicly traded entity where he deployed $2.5B in capital to acquire 37 companies, the last of which was Gannett, which lead to the creation of the largest newspaper company in the world.

He is on the board of directors of the Associated Press.

He has owned companies in both the magazine industry and advertising sign business.



Bruce Dobie

Founder, President, and CEO

Bruce is the former founder and CEO of eviesays.com, an online event calendar that powered hundreds of media websites. The company was sold in June, 2020.

He co-founded the weekly newspaper Nashville Scene in 1989, later recapitalizing it and, with a management group, purchasing Village Voice Media for $160 million with financial partners Goldman Sachs and two other large financial groups.

He has been quoted widely about politics and media in such outlets as *The New York Times*, *The Wall Street Journal*, *The New Yorker*, CNN, and more.

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Why Power Poll?

- Major government and political institutions are paralyzed by polarization and have fallen into inaction and stasis. The civic conversation is angry, bitter, and not conducive to creating an environment in which progress can take place.

- Consensus, compromise, and agreement are not taking place. As a result, communities are ill-equipped, and do not have the information, to drive change.

- Traditional surveys poll a wide swath of the populace but do not focus on community influencers. The public has no way of knowing the aggregated thoughts of their civic leaders.

- People of influence and power in a community have no digital gathering spot where they can express their opinions among similarly influential and powerful people.

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What We Do

Power Poll assembles and curates proprietary lists of the most influential people in U.S. cities. The lists are aggregated and augmented by veteran reporters and writers, plus poll members themselves.

Interactive polls, written by veteran newspeople, are sent to Power Poll members, asking for their opinions on pressing civic issues. Results often generate reportable news. Members also comment in thoughtful conversations about the issue at hand.

The right questions get asked of the right people, creating the "talk around the water cooler" and the "community buzz." Power Poll respondents are recognized leaders in the public, private, and non-profit worlds, bringing decades of insight and wisdom to their local agendas.

Advertisers and Sponsors, via the Power Poll, can directly reach a city's most influential leaders, which is something they have never been able to do before.

Demonstrating the impact that Power Poll has in the marketplace of ideas, Power Poll members love to respond to Power Polls. Engagement is extremely high. For the year 2020, 73,180 ballots were sent out. There were 18,809 responses, a 25.7% participation rate.

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Case Studies

Power Poll produces meaningful conversation and action in its cities.

- In the spring of 2020, business shutdowns in Lexington related to the pandemic caused a big drop in tax revenues. Officials were forced to cut funding for many non-profits, including $237,000 to Arbor Youth Services, the city's main resource for helping homeless teens and young adults get off the street. Mayor Linda Gorton mentioned that problem during an online chat with Power Poll members. A Lexington Power Poll member emailed Lexington's Power Poll correspondent, pledging to pay the entire sum. The correspondent then broke the good news to the mayor.

- In 2019, an ambitious council member in Nashville bought a "sponsored poll question," in which his question would run alongside the regularly asked Power Poll questions. He wanted to know if Power Poll members would support a property tax hike dedicated to education funding. Overwhelmingly, they did. Within months, this council member ran for mayor, was elected, and has now instituted the largest property tax increase in the city's history with education receiving the lion's share.

- At the height of the protests in Nashville regarding racial justice in June, Power Poll asked if the Nashville police chief should resign. Opposed to body cameras and other suggested reforms, the police chief nonetheless had historically strong support from city leaders. It was obvious, however, that his support was waning. Out of the 341 Power Poll members who voted, a majority favored "medium-to-large reforms" that he was unwilling to make. Over 70% said they either favored his resignation, or didn't know. Just as the poll results were about to be reported, and with his popularity clearly trending downward, he resigned.

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How it Works

For new markets, Power Poll assembles an initial list of potential Members. The Market Correspondent further refines the list; Members can also invite new Members to join.


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Members
Search Members
Results

The Market Correspondent uses Power Poll's proprietary platform to manage everything from member profiles to sending out the surveys to hosting Zoom chats.


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Voting in the 2020 Election

When a new market launches, a Welcome Email is sent to that market's members congratulating them and inviting them to participate.


The Atlanta Journal-Constitution
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Take the Survey
Presenting Sponsor
DVL SEIGENTHALER
FINN

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How it Works (continued)

Members take the survey.

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Voting in 2020 election
A lot of controversy and debate have surrounded the reliability of the election system for 2020. How much concern do you have about whether your vote will be accurately counted?
A lot
A significant amount
Some
Not a lot
None
How confident do you feel about Georgia's ability to accurately count mailed-in ballots?
Confident: All should be good shortly after the election.
Mostly confident: We may see some hiccups, but it will work out in the end.
Concerned: Such a large number of mailed-in ballots will challenge the system.
Very concerned: The system will break, and the outcome of the elections in Georgia will be unclear.
How have you or how do you intend to vote this year?
Mailing in my ballot
Early voting in person
Voting on election day
Not voting

... and also leave comments that generate discussion, exchange ideas, and suggest solutions.

Comment
Comments are optional. Your comment, along with your name, will be published on this page.
SUBMIT COMMENT
Member Comments
James Hunt
Milt Capps
Tom Adkinson
Howard Gentry

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How it Works (continued)

Results are available to the Market Correspondent in the Power Poll system and can be filtered by accuracy and other metrics.


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Tennessee Statewide November Power Poll
Filters
Response Rate
Responses

When the Poll ends, the Correspondent writes an article summarizing the results, which is published on powerpoll.com. Members are notified via email.


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Power Poll: Biden Will Win
Senate Will (Barely) Go Democratic

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Our Partners

We have developed a network of media outlets, including major daily newspapers such as the *Atlanta Journal-Constitution* and the *Austin American Statesman*. Our media partners love Power Poll because of the high participation levels in the surveys and the quality of the Power Poll audience. Where we do not partner with a media group, we employ veteran freelance reporters.

Atlanta, GA
Atlanta Journal-Constitution

Austin, TX
Austin American Statesman

Birmingham, AL
Birmingham Business Journal

Boise, ID
Idaho Press

Chattanooga, TN
Times Free Press

Chicago, IL

Ft. Lauderdale, FL

Jackson, MS
Jackson Free Press

Jacksonville, FL

Knoxville, TN
Compass Knox

Lexington, KY

Louisville, KY

Memphis, TN
Commercial Appeal

Miami, FL

Nashville, TN

New Orleans, LA
New Orleans Times Picayune

Oakland, CA

Palm Beach, FL
Palm Beach Post

Richmond, VA
Henrico Citizen

Power Poll Members Defined

We produce lists of community influencers who: 1) can make things happen where they live; and 2) are capable of influencing the opinions of others. We work off of "Leadership Silos" that we data-mine comprehensively in all our cities.

City, County, and Federal
Elected officials, city council, county commission, judges

Progressive groups
BLM, NAACP, social justice/equity

Arts
Symphony, museums

Business
Publicly-traded companies, large private companies

Communications
News stations (radio, TV), magazines, newspapers, PR

Charity
Important volunteers/fundraisers, major philanthropy, foundations

Education
Important local educators, school presidents, significant professors

Entertainment
Film, music, venues, business management

Finance
Banks, VC firms, private equity

Healthcare
Hospitals, prominent doctors

Major Non-Profits
Red Cross, Cancer Society, etc.

Politics
Fundraisers, consultants, party officials (county and state), major donors

Other
Consulting/accounting, manufacturers, law firms, real estate/development, religion, restaurant owners/developers, other rich people (Fortune & Forbes lists), sports, technology

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Business Model

Given the engagement and high participation levels, the value of our ads is high. So sponsorship opportunities are valuable with our brands.



Number of Power Poll Members by Year

2018	2,021
2019	9,740
2020	18,835

Number of Surveys Sent by Year

2018	4,935
2019	22,864
2020	73,180

Our advertising fees differ by size of market: small, medium, and large. We sell one primary sponsorship position in each survey email that includes sponsored content. (The cost is $1,500 to $3,000 depending on market size). We sell five co-sponsor positions (price varying from $750 to $2,000). We also sell sponsored poll questions for $2,000 (in which people can ask questions of our audience for $2,000 apiece) and we sell sponsorships on zoom chats for $750.

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Competition

Individual publications often publish most powerful lists in different categories.

Variety, The Hollywood Reporter, and *Vanity Fair* publish various "Most Powerful" lists in various industry segments. A few local newspapers publish most powerful city lists. None survey powerful individuals about what's on their minds.

Closer to Power Poll, *Politico,* the online political news publication, published a survey in 2016 that it regularly conducted of several dozen insider politicos in Iowa and New Hampshire. That has since gone away.

In terms of traditional polling companies, the number of competitors is significant, but not focused on surveying only powerful influencers. While two polling companies have told Power Poll that companies often ask for surveys of influencers in particular markets, these polling companies don't do so.

Because the online news service Axios is focussed on high-end, intelligent readers, and is starting newsletters in four cities, they could be considered competition. They are also soliciting local online ad dollars for their product, which Power Poll also seeks.

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Summary

Power Poll members run our cities, our states, and our country. At powerpoll.com, we know what they're thinking.

Power Poll brings to life the plans and ideas of those who play a significant role in the places where we live.

Power Poll members respond to our questions, comment on them, argue about them, and capture the zeitgeist of the civic moment.

Our goal is to launch the nation's largest 300 cities in the next two years, providing Power Poll with enormous insight into the affairs of our nation.

Having engaged this significant slice of the nation's citizenry, we believe that sponsorship dollars seeking this coveted audience will be healthy and robust.

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